82-1252

Nestlé

04045144

RECEIVED
2004 SEP 28 P 1:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Nestlé S.A.:
Changes in Executive Board Announced

SUPPL

Vevey, 27 September 2004 – Nestlé S.A. announces that Mr. Michael W.O. Garrett, Executive Vice President and head of Zone Asia, Oceania and Africa (AOA), will retire from the Company at the end of April 2005 after a very long and distinguished career spanning 44 years. Mr. Garrett started working for Nestlé as a marketing trainee in the UK and was subsequently assigned ever more important functions in Asia and Oceania. In 1993 he was named Executive Vice President, assuming responsibility for the fast-growing Zone Asia/Oceania. Since 1996, his responsibility was expanded to include Africa and the Middle East.

In its meeting of last week, the Board of Directors of Nestlé S.A. decided to name Mr. Frits van Dijk, presently Chief Executive Officer of Nestlé Waters, as head of Zone AOA, from May 1st 2005. Mr. van Dijk joined Nestlé in 1970 and spent most of his career in Nestlé's Asian markets. In September 1999, he took over as Chief Executive Officer of Nestlé Waters. He has been a member of the Nestlé Executive Board since 2002.

His successor at Nestlé Waters will be Mr. Carlo Donati, who since 1973 has seen his career with Nestlé develop in three continents. Mr. Donati is presently head of the South-Asia subregion, which includes India, Bangladesh and Sri Lanka. He will take his assignment at Nestlé Waters in February 2005 and will become member of the Nestlé Executive Board in January 2005.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

dw 9/28